EXHIBIT 99.32



                           BANRO ANNOUNCES FINANCING



Toronto, Canada - March 1, 2004 - Banro Corporation (the "Company") (TSX-V -"BNR") announces it has engaged Kingsdale Capital Markets Inc. of Toronto to act as agent to sell, by way of private placement, up to 2,000,000 common shares of the Company at a price of $8.00 per share for gross proceeds of up to $16,000,000. The anticipated closing date of this financing is March 31, 2004.

The Company has agreed to pay the agent a commission of 6% of the gross proceeds of the private placement and 6% brokers warrants exercisable at $8.00 per share for a period of one year from closing.

The proceeds of this placement will be used for the exploration of the Company's Twangiza-Namoya gold trend in the Democratic Republic of the Congo and for general corporate purposes.

The terms of the private placement are subject to regulatory approval.


For further information please visit our website: www.banro.com or contact:




Arnold Kondrat

President and CEO

Tel: (416) 366-2221


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.